                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                ------------------------------------------------------

                                      FORM 10-SB

                     GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                        OR 12(g) OF THE SECURITIES ACT OF 1934


                           ONLINE INTERNATIONAL CORPORATION
                ------------------------------------------------------
                (Exact name of Small Business Issuers in Its Charter)


NEVADA                                                               11-3360057
---------------------------------------------              --------------------
   (State or other jurisdiction of                          (I.R.S. Employer
     incorporation or organization)                       Identification Number)

150 Laser Court, Hauppauge, New York                                      11788
---------------------------------------------              --------------------
(Address of principal executive offices)                              (Zip code)


                                    (516)-231-7575
                ------------------------------------------------------
                             (Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

    Title of Each Class           Name of Each Exchange on Which
    to be so Registered            Each Class is to be Registered
    -------------------           --------------------------------

    n/a                                n/a

Securities registered under Section 12(g) of the Exchange Act:

                            Common Equity, Par Value $.001
                ------------------------------------------------------
                                   (Title of Class)

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                                  TABLE OF CONTENTS

Item 1.  Description of business . . . . . . . . . . . . . . . . . . . . . . .3
Item 2.  Management's discussion and analysis or plan of operations. . . . . .4
Item 3.  Description of property . . . . . . . . . . . . . . . . . . . . . . .6
Item 4.  Security ownership of certain beneficial owners and management. . . .6
Item 5.  Directors, executive officers, promoters and control persons;
              Compliance with Section 16(a) of the Exchange Act. . . . . . . .7
Item 6.  Executive compensation. . . . . . . . . . . . . . . . . . . . . . . .8
Item 7.  Certain relationships and related transactions. . . . . . . . . . . .9
Item 8.  Legal proceedings . . . . . . . . . . . . . . . . . . . . . . . . . .9
Item 9.  Market for common equity and related stockholder matters. . . . . . 10
Item 10. Recent sales of unregistered securities . . . . . . . . . . . . . . 10
Item 11. Description of securities . . . . . . . . . . . . . . . . . . . . . 11
Item 12. Indemnification of directors and officers . . . . . . . . . . . . . 12
Item 13. Financial statements. . . . . . . . . . . . . . . . . . . . . . . . 13
Item 14. Changes in and disagreements with accountants on accounting and financial disclosure. . . . . . . . . . . . . . . . . . . . . . . . 13
Item 15. Financial statements and exhibits . . . . . . . . . . . . . . . . . 13
         Signatures. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15

ITEM 1.  DESCRIPTION OF BUSINESS.

    Online International Corporation (Online) was incorporated on May 7, 1996, under and by virtue of the laws of the State of Nevada, with the intent to acquire an operating company engaged in the manufacture and supply of online consumables for both the gaming and hospitality industries. On January 31, 1997, Online issued 250 shares of Series A convertible preferred stock in exchange for all issued and outstanding shares of Printing Associates, Inc. (the "Company"). Since Online is a newly formed company with no substantive operations and because a change in control of the Company to Online shareholders did not occur (as defined in EITF 88-16) due to the terms of the convertible preferred stock issued to the former shareholder of the Company, this transaction is being accounted for as a recapitalization of the Company. Accordingly, the transaction is being treated as equivalent to the issuance of common stock by the Company for the net monetary assets of Online, which amounted to approximately $1,320,000, at January 31, 1997. The historical financial statements presented are those of the Company. The rights, preferences, privileges and restrictions of the preferred shares are fully described in Item 11 of this document entitled "Description of Securities." The principle offices and production facilities of the Company are located in Hauppauge, New York. The Company has also issued a number of its common shares via a Private Placement to raise capital for its operating requirements.

    Printing Associates, Incorporated was established on December 6, 1983. The Company is a leading manufacturer of printed products (i.e. selection slips and ticket rolls) for the gaming and lottery industry. The product is considered an instrument and must be extremely accurate. Selection slip must be accurate within .005 of an inch tolerance in order for the lottery terminal to correctly read the data (customer selected numbers), transmit the data to a centralized data base, and, in turn, output a receipt (lottery ticket) to the purchaser.

    Printing Associates is a pioneer in diverse printing capabilities--mixing offset, flexographic and letter-press printing technologies in a single process. This makes our tickets virtually impossible to duplicate. Features vital to product security are incorporated into the Company's manufacturing process, in addition to the capability of individually identifying each ticket with a unique serial number. The Company has the technology to track these serial numbers, which is a component of the overall validation process performed by a state lottery.

    The Company's success over the last 14 years has been its state-of-the-art manufacturing capabilities. The lottery industry experiences unpredictable, increasing lottery jackpots, which result in an increased consumer demand. The Company has a

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competitive edge in that it has the capability to satisfy spontaneous increases in product demand with minimal lead times.

    The Company has a reputation of producing a superior quality, secure product with timely delivery. The Company manufactures in excess of 2.5 billion lottery tickets, 4 billion parimutuel (on and off track betting) tickets and 200 million selection slips annually. The lottery and parimutuel products industry is controlled by a limited number of contractors. These contractors, in turn, subcontract to the Company to manufacture ticket rolls and selection slips.

    The executive management of Online International consists of Mr. James Russell, President and Chief Executive Officer.

    The executive management team of the Company consists of James White, President and Chief Executive Officer; Victoria S. Danseglio, Vice President of Finance and James Emminger, General Manager. Present plant staff is comprised of 49 employees. The tasks are varied but highly technical in each area. Special emphasis is placed on quality assurance. The Company maintains a state-of-the-art Pre-press Department, staffed by technicians who work to insure that the product presented to manufacturing is perfect.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

    LIQUIDITY AND CAPITAL RESOURCES

    The Company's cash position at January 31, 1997 was $1,593,696, an increase of $1,518,527 from the January 31, 1996. The increase was primarily attributable to $1,300,000 received in the private Placement of 2,486,950 shares of common stock of Online.

    Accounts receivable at January 31, 1997 was $1,085,253. The lottery and parimutuel products industry is controlled by a limited number of contractors. During the year ended January 31, 1997, approximately seventy-one percent (71%) of the Company's sales were to two contractors. In addition, approximately sixty-seven percent (67%) of the accounts receivable balance at January 31, 1997 is due from these contractors. The Company has not experienced any collection difficulties.

    Working capital at January 31, 1997 was $2,086,034, an increase of $3,199,697 from the working capital of ($1,113,663) at January 31, 1996. This increase is primarily attributable to the private placement of $1,300,000 and the conversion of debt to equity of $1,400,000. Proceeds from the sale of excess manufacturing equipment were $236,000. The remaining increases in working capital are attributable to the income of the current year. Additionally, these increases are offset by an approximately $100,000 decrease in working capital as a result of not consolidating a sixty percent (60%) owned subsidiary corporation, as described below.

    The Company is currently unable to exercise it management rights due to a dispute and litigation with a shareholder and officer of a 60% owned subsidiary. Accordingly, the Company has stated its investment in this subsidiary at cost for the year ended January 31, 1997, while the subsidiary was consolidated at January 31, 1996. See Legal Proceeding (Item 8) for more detailed information about this legal action.

    RESULTS OF OPERATIONS

    YEAR ENDED JANUARY 31, 1995 TO JANUARY 31, 1996

    During fiscal year ending January 31, 1996, the gross profit percentage was thirteen percent (13%) which is consistent with the results for the period ended January 31, 1995. Selling, General and Administrative costs in 1996 were eleven percent (11%) of sales, which is consistent with the period ending January 31, 1995. In 1996, included in net income before taxes and minority interest of $372,000, is a gain on sale of equipment of $90,000. No further analysis of the changes in the income statement between January 31, 1995 and January 31, 1996 is being provided because there was a change in ownership during fiscal year 1995 resulting in a four month (4) fiscal period ended January 31, 1995.

    Paper is the major raw material used in production. The Company has provisions within its customer contracts which protect the Company during periods of increasing paper prices. During fiscal year ending January 31, 1996, the Company exercised such escalation provisions, allowing consistent gross profit percentages between January 31, 1995 and January 31, 1996.

    During fiscal year 1996, all sales contracts are continuing with the exception of the Florida lottery, which expired in November 1995 and was not renewed. The contract to produce Florida lottery tickets accounted for a revenue of $900,000 during fiscal 1996.

    YEAR ENDED JANUARY 31, 1996 TO JANUARY 31, 1997

    As stated previously, the results of operations for January 31, 1996 include the consolidated numbers of the Company's sixty percent (60%) owned subsidiary, and are not consolidated at January 31, 1997.

    Sales decreased by $5.4 million in 1997. $3.5 million in reduced sales is attributable to not consolidating a sixty percent (60%) owned subsidiary. Approximately $900,000 of decreased sales is attributable to the non renewal of the contract to produce Florida lottery tickets. The decrease in revenues from the remaining business for 1997 was approximately $1,000,000. This is primarily attributable to changes in product specifications by customers which resulted in reduced sales.

    The gross profit percentage decreased in total two percent (2%) in 1997 to eleven percent (11%) from thirteen percent (13%) in 1996. However, if the 1996 results of the sixty percent (60%) owned subsidiary and the Florida contract are removed, the gross profit percentage of the Company's remaining business was eight percent (8%) for 1996. In 1997, this previously defined remaining business had a gross profit of eleven percent (11%), a three percent (3%) increase when compared to 1996.

    In 1997, included in the net income before tax and minority interest of $368,000, is a gain on sale of equipment of $104,000. During fiscal year 1997, all sales contracts are continuing.

    For the period February 1, 1996 through August 7, 1996 and for the year ended January 31, 1996, the Company filed a consolidated Federal tax return with the Company's former parent. The Federal tax expense for the year ended January 31, 1997 differs from that which would be obtained by applying the thirty-four percent (34%) corporate tax rate to the income before income taxes. During the period of February 1, 1996 through August 7, 1996, the former parent had substantial losses that were utilized by the Company to offset the tax liability it otherwise would have incurred. There was no requirement to compensate the former parent for this benefit.

    The Company plans to diversify its operations into the gaming, lottery management, and distribution management sectors. This will be accomplished through the acquisition of existing businesses and the development of new opportunities on an international level. The Company plans to develop a full service lottery portfolio encompassing printing, online technology, communication and subscription services.

ITEM 3.  DESCRIPTION OF PROPERTY.

    The Company leases its 21,000 square foot principle plant which is located at 150 Laser Court, Hauppauge, New York. This lease is effective through December 2000. The facilities maintain a high level of security and have been inspected and approved by all of PAI's customers.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                                                  Amount and
Title of       Name and Address of                Nature of           Percent of
 Class         Beneficial Owner                   Beneficial Owner       Class
---------      --------------------------         ----------------    ----------

Preferred      Gaming Lottery Corporation               250           100.0%
Common         Norla Rutledge                     1,250,000            50.7%
Common         Mari Kuitko                          200,000             8.1%
Common         Leon Bensimon                        200,000             8.1%
Common         Prastol Inc.                         240,000             9.7%
Common         Samuel S. Edery                      190,000             7.6%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Name                   Age   Position / Office        Term      Served Since
----                   ---   -------------------      ----      ------------

James D. Russell        42   Director, President      1 yr      5/96
S. James White          52   Director                 1 yr      1/97
George T. Koutris       56   Director                 1 yr      1/97
Ian Nielsen-Jones       46   Director                 1 yr      1/97

MR. JAMES RUSSELL

    Mr. Russell brings over 20 years of combined experience in finance, marketing, strategic planning and corporate management to the Company. Mr. Russell has held positions as a Vice President for a marketing research firm, as a Director of a lottery and as a Senior Manager for a telecommunications company. He was graduated with honors from Queens University in Kingston, Ontario, Canada. He is committed to expanding market share, reducing costs and improving business quality. His vision is for the Company to become the recognized worldwide leader for the production of online consumables for both the gaming and hospitality industries.

MR. S. JAMES WHITE

    Mr. White brings over 30 years of combined experience in law enforcement, marketing, sales and corporate management to the Company. He is currently President and Chief Executive Officer of Printing Associates Incorporated. Mr. White has also held elected positions with the NYC Transit Police Patrolman's Benevolent Association. He holds a degree from Empire State College.

MR. GEORGE T. KOUTRIS

    Mr. Koutris comes to the Company with over 25 years of combined experience in finance, marketing, sales, planning, and corporate management. He has held international executive positions with RJR MacDonald (Canada), RJ Reynolds
(USA), and RJ Reynolds (UK). He was also Vice President - Sales & Distribution for a lottery. Mr. Koutris received his post secondary college degree from Capalano College located in Vancouver, British Columbia. He is committed to expanding the lottery management and distribution management components of the business.

MR. IAN NIELSEN-JONES

    Mr. Nielsen-Jones has combined experience in marketing, planning, regulatory management, and corporate management exceeding 24 years. He has held international executive positions in the lottery, recreation, communications, and public sectors. He has held the position of President with CUE Network Corporation, Rank Plc, and a lottery. Mr. Neilsen-Jones was also Director of the Bureau of Competition Policy for the Canadian federal government. He graduated from Loyola College (Montreal, Canada) with an honors degree and from McMaster University (Hamilton) with a Masters degree. He is committed to expanding the lottery management component of the business.

    None of the above listed Officers and/or Directors have been involved with any businesses which have had any bankruptcy petitions filed by or against them nor have they been convicted in a criminal proceeding or been subject to a pending criminal proceeding nor been subject to any order, judgment, or decree which would permanently or temporarily enjoin, bar, suspend or otherwise limit their involvement in any type of business, securities or banking activities, nor been found to have violated any Federal or State securities or commodities law.

ITEM 6.  EXECUTIVE COMPENSATION.

(a) Summary Compensation

    Online International Corporation

         Mr. James Russell - Annual Salary $150,000 with no contract in place. He is also entitled to the normal benefits of insurance, sick leave, vacation, etc.

    Printing Associates Inc.

         Ms. Victoria S. Danseglio is under contract with PAI for $70,000 annual salary plus the same benefit package as Mr. Russell. Her contract with PAI is expires in September, 1999.

         Mr. S. James White is under contract with PAI at the annual rate of $130,000 plus the benefit package equal to that of Mr. Russell. His contract expires in October, 2001.

(b) Options/Stock Appreciation Rights - There are no stock options or stock appreciation rights currently effective.

(c) Aggregated Option/SAR Exercises Fiscal Year End Option/SAR - There are no SAR's.

(d) Long Term Incentive Plan ("LTIP") Awards - There are no long term incentive plans in place.

(e) Compensation of Directors - There is no compensation for directors other than expenses directly associated with Director Meetings.

(f) Employment Contracts - See Exhibits 10.1 and 10.2.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         There were no transactions during the last two years, or proposed transaction, to which the small business issuer was or is to be a party, in which any director, executive officer, nominee for directorship, security-holder or immediate family member had a direct or indirect material interest as defined by Rule 404 of Regulation S-B.

ITEM 8.  LEGAL PROCEEDINGS.

         PAI is the subject of litigation instituted in the state of Texas. The details of this litigation is as follows:

    On January 21, 1997, PAI's Original Petition and Request for Declaratory Judgment was filed against Gilberto S. Ocanas, ("Ocanas") as Cause No. 97-00718 in the 201st Judicial District Court of Travis County, Texas. In that action, PAI has alleged that, among other things, that Ocanas breached his obligations under a stock option to purchase certain shares of the common stock of Win-Tex International, Inc. The Ocanas counsel indicated his intention to answer the lawsuit and include in his answer one or more counterclaims against PAI.

    Management of PAI  intends to vigorously defend any counterclaims of
    Ocanas.   Ocanas, subject to PAI's filing, filed a Petition for Temporary
    Restraining Order ("TRO"). The Court did hear oral argument on the Petition for the TRO.

    On January 22, 1997, an Agreed Temporary Injunction Order was filed with the Court in which PAI and Ocanas essentially agreed that Win-Tex International, Inc. would continue the operation of the GTECH contract, but would not engage in any new business without the consent of both parties.

    Ocanas did file his Original Answer with Original Counterclaims on February 28, 1997, wherein he claimed that PAI breached the underlying Shareholder's Agreement between the parties.

    Discovery is ongoing at this time and no final date has been scheduled. Mediation as a means of resolving the litigation is a realistic expectation.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         (a) MARKET INFORMATION. There is currently no market for the common or preferred shares of the Company's stock. It is anticipated that a market will exist upon the completion of this filing and due to the nature of the issuer's business and the anticipated increase in the volume of the products of the Company.

         (b) POSSIBLE CLASSIFICATION OF COMPANY'S SECURITIES AS A "PENNY STOCK". By virtue of Rule 3a51-1 of the Securities Act of 1934, (the Act), if the Company's common stock has a price of less than $5.00 per share it will be considered a "penny stock." The perquisites required of broker-dealers engaging in transactions involving "penny stocks" have discouraged, or even barred, may brokerage firms from soliciting orders for certain low priced stocks.

         However, regardless of the price of the Company's stock, in the event the Company has net tangible assets in excess of $2,000,000 and if the Company has been in continuous operation for a least three (3) years, or $5,000,000, if the Company has been in continuous operation for less than three (3) years, Rule 3a51-1(g) of the Act will preclude the Company's common stock for being classified as a "penny stock."

         (c) There are no common equity shares subject to outstanding options or warrants, or securities convertible into common equity that are subject to outstanding options or warrants to purchase. The shares of the Series A Preferred have a conversion clause in which each share of Preferred may be redeemed for 16,667 shares of common equity stock. The details of this conversion is detailed in Item 11, "Description of Securities."

         The are no Rule 144 shares that could be sold or that the issuer has agreed to register for sale under the Securities Act.

         There are no shares that are being registered or proposed to be publicly offered.

         (d) There are currently 18 shareholders of record holding common shares and 1 shareholder of record holding preferred shares.

    (e) DIVIDENDS. The Company has paid no dividends in its common stock for the past year.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

         The Company entered into an agreement effective January 31, 1997, wherein the Company issued 250 shares of its Series A Preferred stock with a liquidating preference of $25,000,000 US in exchange for 100% of the issued and outstanding shares of PAI. The details of the Series A Preferred stock are addressed in
Item 11 below entitled "Description of Securities."

         On August 6, 1996, the Company sold 1,250,000 shares of its common stock to Norla Rutledge at a price of $.10 per share for a total of $125,000.

         On January 31, 1997, the Company completed the sale of 1,236,950 shares of its common unregistered stock at a price of $1.00 per share for a total of $1,236,950. The Company acted as its own underwriter and there were no commissions paid.

    Title                    Share Amount        Name
    -----                    ------------        ----

    Common                    1,250,000          Norla Rutledge
    Common                       20,000          Amram Assayag
    Common                       50,000          Lynn Barrett
    Common                       10,000          Bat Sheva Cohen
    Common                       10,000          Moses Cohen
    Common                       50,000          Robert Davis
    Common                       10,000          Robert Jolly
    Common                       10,000          Jimmy Kadoch
    Common                        7,500          Jacob Kadoch
    Common                       23,300          Lily Kadoch
    Common                       34,150          Mike Shriqui
    Common                       17,000          Debbie Tate
    Common                       50,000          Roy Whiston
    Common                      100,000          RNB & Co.
    Common                       15,000          Andrew Hrynak
    Common                      200,000          Mari Kuitko
    Common                      200,000          Leon Bensimon
    Common                      240,000          Prastol Inc.
    Common                      190,000          Samuel S. Edery

    Title                    Share Amount        Name
    -----                    ------------        ----

    Series A Preferred              250          Gaming
                                                 Lottery Corporation

ITEM 11. DESCRIPTION OF SECURITIES.

         (a) COMMON STOCK. At February 1, 1997, the Company had 2,486,950 shares of the common stock outstanding.

         Online's Articles of Incorporation, filed May 7, 1996, authorized the issuance of up to 100,000,000 of Online's common equity shares with a par value of $0.001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor.

         In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

         (b) PREFERRED STOCK. At February 1, 1997 there were 250 shares of the Company's Series A Preferred stock outstanding. The Series A Preferred stock (the "Shares") shall pay a fixed, preferential non-cumulative cash dividend rate of five percent (5%) (of the liquidating preference of $25,000,000) payable semi-annually to commence 30 months from the date issued; the Shares carry a preferential right to participate in any distribution or liquidation or dissolution of the corporation; the Shares shall not have the right to vote in the same manner and on the same corporate matters as the holders of common stock except as specifically set forth in Paragraph 11 of the Share Certificate; the right to convert the Shares into shares of common stock at a conversion rate of one (1) preferred share for 16,667 common shares with the conversion date commencing thirty (30) days for the date of issue of the Shares; the Holder of these Shares shall only be permitted to convert that amount of its Shares which would result after such conversion with the Holder then owning a maximum of twenty percent (20%) of the then issued and outstanding common shares of the corporation. The holder of these Shares shall have the absolute right to transfer or assign all or any portion thereof of the Shares. The transferee or assignee of the Shares shall have all of the rights, preferences and privileges of the Shares and shall be subject to the same restrictions of said Shares.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Articles of Incorporation and Bylaws of the Company provide for indemnification of the Company's officers and directors for liabilities arising due to certain acts performed on behalf of the Company that are not a result of any act or omission on any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of
Section 78.300 of the Nevada Revised Statues. Although the state statues allow for indemnification of officers and directors, the Federal Securities and Exchange rules prohibit indemnification of officers and directors of publicly held companies.

ITEM 13. FINANCIAL STATEMENTS.

         (a)  ANNUAL FINANCIAL STATEMENTS
              See Item 15(a)

         (b)  INTERIM FINANCIAL STATEMENTS
              None

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         The accountant has not resigned, declined to stand for re-election nor were they dismissed. The principal accountant's report on the financial statements for the past two years contains no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles. There have been no disagreements with any former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

         (a) FINANCIAL STATEMENTS. The following financial statements are included herein:

              1.   Online International Corporation Audited
                   Financial Statement for Year Ended
                   January 31, 1997.

         (b) EXHIBITS. The following exhibits required by Item 601 of Regulation S-B are included herein:

         Exhibit No.                   Document Description
         -----------                   --------------------

              2.             Stock Purchase Agreement Between
                             Online International Corporation and
                             Gaming Lottery

              3.             Articles of Incorporation and Bylaws

                        3.1  Articles of Incorporation - Online

                        3.2  Certificate of Amendment of Articles of
                             Incorporation - Online

                        3.3  Bylaws - Online

                        3.4  Certificate of Incorporation - Printing
                             Associates of New York, Inc.

                        3.5  Certificate of Merger - Printing
                             Associates of New York, Inc.

                        3.6  Bylaws - Printing Associates, Inc.

              4.             Series A Preferred Share Certificate-Online

             10.             Material Contracts

                        10.1 Employment Contract - Stanley White

                        10.2 Employment Contract - Victoria Danseglio

                                      SIGNATURES

    In accordance with Section 12 the Securities and Exchange Act of 1934 the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ONLINE INTERNATIONAL CORPORATION



DATED:  May 2, 1997                BY: /s/ JAMES D. RUSSELL
      ----------------------          -----------------------------------------
                                      JAMES D. RUSSELL
                                      President

                                    EXHIBIT NO. 1

                           ONLINE INTERNATIONAL CORPORATION
                         AUDITED FINANCIAL STATEMENT FOR YEAR
                                ENDED JANUARY 31, 1997

                             INDEPENDENT AUDITORS' REPORT

Board of Directors
Online International Corporation

We have audited the accompanying consolidated balance sheet of Online International Corporation and Subsidiaries, as of January 31, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended January 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Online International Corporation and Subsidiaries as of January 31, 1997, and the consolidated results of their operations and cash flows for the years ended January 31, 1997 and 1996, in conformity with generally accepted accounting principles.


/s/ Paneth, Haber & Zimmerman LLP

New York, NY
February 12, 1997, (except for note 14, as to which the date is March 3, 1997)

               ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                               JANUARY 31, 1997

                                    ASSETS

CURRENT ASSETS
  Cash                                                                                        $1,593,696
  Accounts receivable, less allowance for doubtful
   accounts of $-0-                                                                            1,085,253
  Inventories                                                                                    778,731
  Note receivable                                                                                 38,750
  Prepaid expenses and other current assets                                                       55,092
  Due from unconsolidated subsidiary                                                              63,517
  Deferred income taxes                                                                            1,067
                                                                                              ----------

           Total Current Assets                                                                3,616,106
                                                                                              ----------

PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation
  and amortization                                                                               963,314
                                                                                              ----------

OTHER ASSETS
  Investment in unconsolidated subsidiaries                                                      443,124
  Deferred income taxes                                                                           14,400
  Deposits                                                                                        41,897
                                                                                              ----------

           Total Other Assets                                                                    499,421
                                                                                              ----------

                                                                                             $ 5,078,841
                                                                                              ----------
                                                                                              ----------

                                    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Current maturities of long-term debt                                                       $    22,686
  Current portion of obligations under capital leases                                             95,520
  Accounts payable                                                                             1,360,789
  Accrued expenses and other current liabilities                                                  51,077
                                                                                              ----------

           Total Current Liabilities                                                           1,530,072

OBLIGATIONS UNDER CAPITAL LEASES, less current portion                                           196,190

DEFERRED INCOME TAXES                                                                             69,108
                                                                                              ----------

           Total Liabilities                                                                   1,795,370

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  5% preferred stock, no par value; 250 shares authorized;
   issued and outstanding ($25,000,000 liquidation preference)                $ 1,693,223
  Common stock, $.001 par value; 100,000,000 shares authorized,
   2,486,950 shares issued and outstanding                                          2,487
  Additional paid-in-capital                                                    1,331,522
  Retained earnings                                                               256,239
                                                                               ----------
            Total Stockholders' Equity                                                         3,283,471
                                                                                               ---------
                                                                                             $ 5,078,841
                                                                                               ---------
                                                                                               ---------

                   See notes to consolidated financial statements.

                 ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED STATEMENT OF INCOME

                                                        Year Ended
                                                        January 31,
                                                    -------------------
                                                      1997            1996
                                                      ----            ----
NET SALES                                       $10,420,341     $15,863,610

COST OF GOODS SOLD                                9,263,348      13,849,780
                                                 ----------     -----------

GROSS PROFIT                                      1,156,993       2,013,830

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES        856,302       1,820,403
                                                 ----------      ----------

INCOME FROM OPERATIONS                              300,691         193,427

OTHER INCOME (EXPENSE)
  Miscellaneous income                                4,279           5,449
  Gain on sale of assets                            103,803          90,330
  Income from unconsolidated subsidiary              16,404         194,844
  Interest expense                                  (57,157)       (112,332)
                                                 ----------      ----------
             Total Other Income                      67,329         178,291
                                                 ----------      ----------

INCOME BEFORE INCOME TAXES AND MINORITY
  INTEREST IN INCOME OF SUBSIDIARY                  368,020         371,718

INCOME TAXES                                         72,353         164,728
                                                 ----------      ----------

INCOME BEFORE MINORITY INTEREST IN INCOME
  OF SUBSIDIARY                                     295,667         206,990

MINORITY INTEREST IN INCOME OF SUBSIDIARY                 -         (31,420)
                                                 ----------      ----------

NET INCOME                                      $   295,667     $   175,570
                                                 ----------      ----------
                                                 ----------      ----------

EARNINGS PER SHARE                              $       .07     $       .04
                                                 ----------      ----------
                                                 ----------      ----------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING      $ 4,137,115     $ 4,125,083
                                                 ----------      ----------
                                                 ----------      ----------

                   See notes to consolidated financial statements.

                 ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES
                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                 Common Stock            Preferred Stock
                                              -------------------     ---------------------  Additional
                                               Number of     Par      Number of                Paid-in      Retained
                                                 Shares     Value       Shares       Value     Capital      Earnings        Total
                                               ---------    -----     ---------      -----     -------      --------        -----
Balance at January 31, 1995                         100   $ 193,750          -  $        -   $  125,545   $(214,998)   $  104,297

Cancellation of shares due to
 recapitalization                                  (100)   (193,750)         -           -     (125,545)          -      (319,295)

Issuance of shares due to
 recapitalization                                     -           -     247.5      319,295            -           -       319,295
                                              ---------    --------   --------   ---------    ---------     -------     ---------

Restated balance at January 31, 1995                  -           -     247.5      319,295            -    (214,998)      104,297

Net Income for Year ended January 31, 1996            -           -         -            -            -     175,570       175,570
                                              ---------    --------   --------   ---------    ---------     -------     ---------

Balance at January 31, 1996                           -           -      247.5     319,295            -     (39,428)      279,867

Contribution to capital of loan payable to
 former parent                                        -           -        2.5   1,373,928            -           -     1,373,928

Issuance of $.001 par value common stock      2,486,950       2,487         -            -    1,331,522           -     1,334,009

Net Income for year ended January 31, 1997            -           -          -           -            -     295,667       295,667
                                              ---------    --------   --------   ---------    ---------     -------     ---------

Total Stockholders Equity at January 31, 1997 2,486,950   $   2,487        250  $1,693,223   $1,331,522    $256,239    $3,283,471
                                              ---------    --------   --------   ---------    ---------     -------     ---------
                                              ---------    --------   --------   ---------    ---------     -------     ---------

                                               See notes to consolidated financial statements.



              ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                            Year Ended
                                                                                            January 31,
                                                                                        -------------------
                                                                                        1997           1996
                                                                                        ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                        $  295,667       $175,570
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Bad debts                                                                                 -         28,000
   Gain on disposal of property and equipment                                         (103,803)       (90,330)
   Depreciation and amortization                                                       281,931        411,785
   Minority interest in income of subsidiary                                                 -         31,420
   Equity in loss from unconsolidated subsidiary                                        22,390         14,399
   Deferred taxes                                                                       47,999         53,342
   Change in:
           Accounts receivable                                                         363,090       (498,877)
           Inventory                                                                   114,428        (20,842)
           Prepaid expenses and other current assets                                    27,736        (41,600)
           Due from unconsolidated subsidiary                                           67,343        204,628
           Intangible asset--pension                                                         -         84,098
           Accounts payable                                                           (715,442)      (132,089)
           Accrued expenses and other current liabilities                              (11,205)      (153,157)
           Accrued pension obligation                                                        -        (53,683)
           Deposits                                                                      4,144         (2,471)
                                                                                     ---------      ---------
              Net Cash Provided by Operating Activities                                394,278         10,193
                                                                                     ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Collection of equipment note                                                               -         75,000
  Collection of notes receivable                                                        34,905         30,294
  Acquisitions of property of equipment                                                (90,786)      (320,916)
  Proceeds from sale of property and equipment                                         236,250        217,000
  Proceeds from sale of securities                                                           -          5,055
  Investment is unconsolidated subsidiary                                              (56,826)             -
                                                                                     ---------      ---------
              Net Cash Provided by Investing Activities                                123,543          6,433
                                                                                     ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Advances from (payments) to affiliate                                                (65,999)       362,891
  Payment of long-term debt                                                            (22,685)       (22,684)
  Payments of obligations under capital leases                                        (235,219)      (377,775)
  Proceeds from issuance of common stock                                             1,319,609              -
                                                                                     ---------      ---------
              Net Cash Provided by (Used in) Financing Activities                      995,706        (37,568)
                                                                                     ---------      ---------

NET INCREASE (DECREASE) IN CASH                                                      1,513,527        (20,942)

CASH
Beginning of year                                                                       80,169        101,111
                                                                                     ---------      ---------
End of year                                                                         $1,593,696     $   80,169
                                                                                     ---------      ---------
                                                                                     ---------      ---------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:

          Income taxes                                                              $        -     $   85,000
                                                                                     ---------      ---------
                                                                                     ---------      ---------
          Interest                                                                      57,157         38,021
                                                                                     ---------      ---------
                                                                                     ---------      ---------


                   See notes to consolidated financial statements.

                   ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   JANUARY 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    RECAPITALIZATION

         On January 31, 1997, Online International, Inc. (Online) issued 250 shares of series A convertible preferred stock in exchange for all issued and outstanding shares of Printing Associates, Inc. (PAI). Since Online is a newly formed company with no substantive operations and because a change in control of PAI to Online shareholders did not occur (as defined in EITF 88-16) due to the terms of the convertible preferred stock issued to the former shareholder of PAI, this transaction is being accounted for as a recapitalization of PAI. Accordingly, the transaction is being treated as equivalent to the issuance of common stock by PAI for the net monetary assets of Online, which amounted to approximately $1,320,000, at January 31, 1997. The historical financial statements presented are those of PAI.

    PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of Online International Corporation, its wholly-owned subsidiaries, Printing Associates, Inc. and Printing Associates of Florida, Inc. for the years ended January 31, 1997 and 1996, and its 60%--owned subsidiary, Wintex International, Inc. (Wintex), for the year ended January 31, 1996, collectively referred to as "The Company". As explained in Notes 8 and 14, with respect to its investment in Wintex, the Company is currently unable to exercise its management rights due to a dispute and litigation with a shareholder and officer of Wintex. Accordingly, the Company has stated its investment in Wintex at cost for the year ended January 31, 1997. All material intercompany transactions and balances have been eliminated in consolidation.

    DESCRIPTION OF BUSINESS AND REVENUE RECOGNITION

         The Company's operations consist of the design and manufacture of lottery tickets and play slips for automated on-line contractors and parimutuels (on track and off track betting).

         Sales are recorded on the date of shipment of the merchandise.

    UNCONSOLIDATED SUBSIDIARIES

         The Company owns 49% of PAP Security Printing, Inc. (PAP) which is located in Pennsylvania and 60% Wintex International, Inc. which is located in Texas. Both companies print lottery tickets which they sell to either automated lottery contractors or directly to individual states. The financial statements include the operations of PAP Security Printing, Inc. for its year ended November 30, 1996 and the ten months ended November 30, 1995.

         As explained in Notes 8 and 14, the operations of Wintex for the year ended January 31, 1997 are not included in the financial statements and the investment is recorded at cost.

                   ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   JANUARY 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

         The Company's investment in unconsolidated subsidiaries at January 31, 1997 consists of:

         Investment in PAP      $189,670
         Investment in Wintex    253,454
                                 -------
                                $443,124
                                 -------
                                 -------

         The Company's investment in PAP is recorded under the equity method of accounting, wherein the investment account is adjusted for the Company's share of net income or loss of PAP.

         A summary of PAP Security Printing, Inc.'s activity at November 30, 1996 is as follows:

         Condensed Balance Sheet
          Current assets                                  $   966,277
          Property and equipment, net                         403,331
          Other assets                                          3,357
                                                            ---------
            Total Assets                                  $ 1,372,965
                                                            ---------
                                                            ---------

          Current liabilities                             $   860,297
          Long-term debt                                      103,985
          Obligations under capital leases                          -
          Deferred income tax                                  21,600
                                                            ---------

            Total Liabilities                                 985,882
          Stockholders' equity                                387,083
                                                            ---------
                                                          $ 1,372,965
                                                            ---------
                                                            ---------
         Condensed Statement of Operations is as follows:


                                                Year Ended     Ten Months Ended
                                               November 30,      November 30,
                                               ------------    ----------------

                                                    1996              1995
                                                    ----              ----

          Sales                                  $4,927,593        $3,234,946
          Cost of goods sold                      3,512,654         2,577,774
                                                  ---------         ---------
          Gross profit                            1,414,939           657,172
          General and administrative              1,336,403           702,686
                                                  ---------         ---------
          Operating income (loss)                    78,536           (45,514)
          Other income (expenses)                    30,677            (2,494)
                                                  ---------         ---------
          Income (loss) before income tax benefit   109,213           (48,008)
          Income tax (expense) benefit             (157,555)           18,622
                                                  ---------         ---------
          Net (loss)                              $ (48,342)         $(29,386)
                                                  ---------         ---------
                                                  ---------         ---------

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   JANUARY 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Included in income from unconsolidated subsidiary is commissions earned by the Company of $38,794 and $209,243 in 1997 and 1996. Of this amount, $47,543 was earned during December 1995 and January 1996.

         As explained in Notes 8 and 14, the investment in Wintex, is recorded at cost in the 1997 financial statements.

    INVENTORIES

         Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out method.

    PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by both the straight-line and declining balance methods over the estimated useful lives of the assets indicated in Note 5. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

         Maintenance and repairs are charged to income as incurred. Renewals and replacements of a routine nature are charged to income, while those which significantly improve or extend the life of existing property are capitalized.

         Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the related gain or loss is included in current income.

    PENSION PLAN

         The Company had a noncontributory defined benefit employee retirement plan covering all eligible employees. The Company had been making annual contributions to the plan equal to the amounts determined by the plan's actuary. Effective July 8, 1995, the plan was terminated.

    USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

2. MAJOR CUSTOMERS

         The lottery and parimutuel products industry is controlled by a limited number of contractors. During the years ended January 31, 1997 and 1996, approximately 71% of the Company's sales were to two contractors. In addition, approximately 67% of the accounts receivable balance at January 31, 1997 is due from these contractors.

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   JANUARY 31, 1997

3. CASH

         Included in cash are funds on deposit at a bank in New York totaling $452,565 (including outstanding checks of $85,664 against such funds) and in an attorney's escrow account in California totaling $1,236,888 at January 31, 1997. Of these funds, $291,500 is insured by the FDIC.

         The funds held in the escrow account were released and received by the Company on February 2, 1997.

4. INVENTORIES

         Inventories at January 31, 1997 consist of the following:

                   Raw materials             $ 576,912
                   Work-in-process              88,743
                   Finished goods              113,076
                                              --------
                                             $ 778,731
                                              --------
                                              --------
5.  PROPERTY AND EQUIPMENT

         Property and equipment at January 31, 1997 consists of the following:

                                                           Estimated Useful
                                                             Life In Years
                                                           -----------------

         Machinery and equipment              $ 2,259,497            7
         Furniture and office equipment           235,512           5-7
         Leasehold improvements                   199,767           7-13
                                               ----------
                                                2,694,776

         Less: Accumulated depreciation and
           amortization                         1,731,462
                                               ----------
                                              $   963,314
                                               ----------
                                               ----------

6. RELATED PARTIES

         For the year ended January 31, 1997 consulting fees, amounting to $207,656 were paid to a company whose sole shareholder is a holder of 50% of the outstanding common stock of the Company. During the year, PAI's former parent corporation contributed its remaining loan of $1,373,928 to the Company's capital in exchange for 2.5 shares of preferred stock.

         For the year ended January 31, 1996, management fees amounting to $240,000 are payable to the former parent. Consulting fees amounting to $160,000 were paid to a corporation wholly-owned by the minority shareholder of the Company's 60% owned subsidiary. There were no management fees incurred during the year ended January 31, 1997.

                   ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   JANUARY 31, 1997

7. PREFERRED STOCK

         The 5% non-cumulative preferred stock is convertible into 16,667 shares of common stock for each share of preferred. Dividends, when declared, are payable semi-annually and commence July 31, 1999. Upon conversion, the holder of these shares is limited to retaining a maximum of twenty percent of the then issued and outstanding common stock. The preferred shareholders are entitled to a liquidation preference, upon which the 5% non-cumulative preferred dividend is calculated, of $100,000 per preferred share.

8. NON-CASH INVESTING AND FINANCING TRANSACTIONS

         Capital lease obligation were incurred for the acquisition of equipment in the amount of $107,275 in 1997 and $353,768 in 1996.

         Deposits for the acquisition of property and equipment were reclassified to equipment during 1996 in the amount of $63,792.

         During 1996, a dividend was declared by an unconsolidated subsidiary in the amount of $9,800.

         The amount of $1,373,928, Due to former parent was converted to 2.5 shares of preferred stock during 1997.

         A note receivable of $38,750 was received on the sale of equipment during 1997.

         A deferred tax asset of $14,400 was contributed to the Company during 1997 as part of the business combination.

         As further described in Note 14, the Company's investment in Wintex is stated at cost in 1997, while the subsidiary was consolidated in the 1996 financial statements.

         Assets and liabilities appearing on the January 31, 1996 Consolidated Balance Sheet that were reclassified as investment in Wintex consisted of $56,826 of cash and the following noncash assets and liabilities:

         Accounts receivable                               $  394,501
         Inventories                                          299,394
         Prepaid expenses and other current assets             86,847
         Property and equipment                               590,725
         Deposits                                              10,153
         Due from unconsolidated subsidiary                   (73,517)
         Accounts payable                                    (281,701)
         Advances from affiliates                            (386,891)
         Accrued expenses                                      (9,977)
         Obligations under capital leases                    (263,937)
         Minority interest in equity of subsidiary           (168,969)
                                                            ---------
         Noncash increase to investment in unconsolidated
           subsidiary                                      $  196,628
                                                            ---------
                                                            ---------

                   ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   JANUARY 31, 1997

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards NO. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS ("SFAS 107") requires entities to disclose the fair values of financial instruments except when it is not practicable to do so. Under SFAS 107, it is not practicable to make this disclosure when the costs of formulating the estimated values exceed the benefit when considering how meaningful the information would be to financial statement users.

         The amounts included on the balance sheet for the Company's financial instruments requiring disclosure of fair value at January 31, 1997 are as follows:

              Assets:
              ------

              Cash                                      $ 274,087 (A)
              Note receivable                              38,750 (A)
              Due from unconsolidated subsidiary           63,517 (B)
              Investment in unconsolidated subsidiaries   443,124 (B)

              Liabilities:
              -----------

              Long-term debt                               22,686 (A)

         None of the above are derivative financial instruments and none are held for trading purposes.

    (A) The fair value approximates carrying amount.

    (B) Because of the expenses necessary in conducting an appraisal of the investments in PAP Security Printing, Inc. and Wintex International, Inc. as well as management's inability to obtain current verifiable information from Wintex International, Inc., management believes that it is not practicable to estimate the fair values of the investments. Information about PAP Security Printing, Inc. can be found at Note 1. Wintex International, Inc. information is not available.

    (C) Because of the related party nature of these advances, it is not practicable to estimate their fair values.

10. PENSION PLAN

         The Company had a qualified noncontributory pension plan covering substantially all of its employees. The plan was terminated as of July 8, 1995. At such time all accrued benefits to plan participants had been fully funded. All the plan assets were distributed to the participants during the year ended January 31, 1997.

11. LEASES

         The Company is the lessee of certain equipment under operating and capital leases as well as lessee of office and warehouse space in New York.

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   JANUARY 31, 1997

11. LEASES (Continued)

         At January 31, 1997, the future minimum lease payments for all leases are as follows:

                                       Operating           Obligations under
                                         Leases              Capital Leases
                                       ---------           -----------------

              1998                    $ 198,000                $ 122,520
              1999                      198,000                  109,790
              2000                      181,500                   75,775
              2001                          -                     28,153
              2002                          -                      9,384
              Remaining years               -                        -
                                        -------                  -------
                                      $ 577,500                  345,622
                                        -------
                                        -------

              Less amount representing interest                   53,912
                                                                 -------
              Present value of minimum lease payments            291,710
              Less current portion                                95,520
                                                                 -------

              Long-term portion                                 $196,190
                                                                 -------
                                                                 -------

         Rent expense for the year ended January 31, 1997 and 1996 amounted to $231,106 and $409,485.

         Equipment held under capitalized leases at January 31, 1997 consists of the following:

              Machinery and equipment                  $ 666,247
              Less: Accumulated amortization             219,044
                                                         -------
                                                       $ 447,203
                                                         -------
                                                         -------

12. INCOME TAXES

         The provision for income taxes consists of the following components:

                                                                January 31,
                                                          ----------------------
                                                            1997          1996
                                                            ----          ----
              Current
               Federal                                   $10,897       $102,022
               State                                      13,457          9,364
                                                          ------        -------
                                                          24,354        111,386
                                                          ------        -------

              Deferred
               Federal                                   $31,159      $ (10,058)
               State                                      16,840         63,400
                                                          ------        -------
                                                          47,999         53,342
                                                          ------        -------
                                                         $72,353       $164,728
                                                          ------        -------
                                                          ------        -------

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   JANUARY 31, 1997

12. INCOME TAXES (Continued)

         Deferred income taxes at January 31, 1997 consists of the following:

              Gross deferred tax assets                        $ 15,467
                                                                -------
                                                                -------
              Gross deferred tax liabilities                   $ 69,108
                                                                -------
                                                                -------

         The deferred tax asset balances are primarily a New York State investment tax credit. The deferred tax liability balances are primarily the result of temporary differences between the investments in PAP Security Printing, Inc. and Wintex International, Inc. for financial statement purposes and their tax bases. No income or loss from the unconsolidated subsidiaries is recorded for tax purposes.

         For the period February 1, 1996 through August 7, 1996 and for the year ended January 31, 1996 Printing Associates, Inc. and Printing Associates of Florida, Inc. filed a consolidated Federal tax return with the Company's former parent. The Federal tax expense for the year ended January 31, 1997 differs from that which would be obtained by applying the 34% corporate tax rate to the income before income taxes primarily because of the period February 1, 1996 through August 7, 1996, the former parent had substantial losses that were utilized by the Company to offset the tax liability it otherwise would have incurred. There was no requirement to compensate the former parent for this benefit.

         The reconciliation between the actual and expected Federal tax is as follows:

                                                              Year Ended
                                                              January 31,
                                                            ----------------
                                                            1997        1996
                                                            ----        ----

              Income tax provision at 34%                $125,127    $ 126,384
              State and local income taxes net of
                Federal income tax effect                  20,300       48,024
              Benefit of former parent company losses     (72,075)         -
              Change in estimate of prior year Federal
                income tax                                  1,894      (13,108)
              Effect of nondeductible expenses              2,860        6,925
              Effect of dividend exclusion                 (5,753)      (3,497)
                                                          -------      -------
              Actual income tax provision                 $72,353     $164,728
                                                          -------      -------
                                                          -------      -------

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

                  ONLINE INTERNATIONAL CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   JANUARY 31, 1997

13. COMMITMENTS

         The Company has entered into employment contracts with the president and other key employees which expire at various dates ranging from September 22, 1997 through October 22, 2001. The Company has also entered into a consulting agreement expiring on September 22, 1997. Future minimum payments relating to these agreements are as follows:

                   1998                                 $251,333
                   1999                                  190,000
                   2000                                  190,000
                   2001                                  170,000
                   2002                                   97,500
                                                         -------
                                                        $898,833
                                                         -------
                                                         -------

14. CONTINGENCIES

         The Company has instituted an action against a shareholder and officer of its 60% owned subsidiary Wintex. The Company maintains that the shareholder has breached his obligations under a stock option agreement dated July 29, 1994, for 11% of the outstanding common stock of Wintex.
    The shareholder has taken control of the subsidiary and has not allowed the Company to exercise its management rights. The Company has initiated legal proceedings to regain control of the subsidiary. At January 31, 1997, the investment is recorded at cost since the Company is unable to exercise control.

         The shareholder has counterclaimed, stating that under the shareholder agreement, Printing Associates, Inc. is obligated to purchase his holdings in Wintex for approximately $2,000,000. Management does not believe that the shareholder's claim has merit and has not provided for any loss from the litigation. However, due to the uncertainties inherent in litigation, it is at least reasonably possible that this estimate of the probable outcome will change in the near term.


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